Exhibit (a)(1)(I)

All,

We just issued a press release and sent a note to all Team Members regarding the news that our Board has unanimously rejected the JetBlue tender offer. We understand there may be continued confusion or uncertainty among our Team Members, so we’ve included a few FAQ below to help you field questions from your teams.

Thank you, as always, for your leadership.

Ted

FAQ for use to answer questions from Team Members

1.	What does it mean that Spirit rejected JetBlue’s unsolicited tender offer?

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In reviewing JetBlue’s unsolicited tender offer, the Board, in consultation with Spirit’s outside financial and legal advisors, carefully considered numerous factors and concluded that the offer is not in the best interests of Spirit or its stockholders.

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In its comprehensive analysis, the Board determined that the JetBlue transaction faces substantial regulatory hurdles, especially while the Northeast Alliance (“NEA”) with American Airlines remains in effect, and is, as a result, not reasonably capable of being consummated and is not superior to Spirit’s agreed merger transaction with Frontier. Accordingly, the Spirit Board unanimously recommends that Spirit stockholders not tender any of their shares into the Offer.

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The Board continues to believe the pending transaction with Frontier remains in the best interest of Spirit and its stockholders, and we intend to continue advancing toward completion of the transaction.

2.	What is a tender offer?

•	A tender offer is a direct appeal to the stockholders of a publicly traded company to sell – or “tender” – their shares at a specific price, typically higher than a stock is currently trading.

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In our case, JetBlue is offering to purchase all outstanding shares of Spirit’s common stock directly from stockholders, but the situation is no different than the prior proposal – their offer to purchase tendered shares cannot be completed without antitrust approval.

3.	What led the Board to this conclusion?

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Consistent with its fiduciary duties and applicable law, and in consultation with outside financial and legal advisors, the Board carefully reviewed JetBlue’s tender offer to determine the course of action that it believes is in the best interest of Spirit and its stockholders.

•	As a result of that comprehensive review, the Spirit Board recommends Spirit stockholders reject the offer due to the following:

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The JetBlue transaction faces very substantial regulatory hurdles. The Board does not believe that the JetBlue transaction is likely to receive regulatory approval, especially while the NEA is in effect.

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JetBlue’s proposed divestitures are highly unlikely to resolve the DOJ’s concerns given the NEA’s alignment of JetBlue’s and American’s incentives across the country. Current DOJ antitrust leadership has expressed deep skepticism about the effectiveness of divestiture remedies and a preference for seeking to block transactions rather than accept divestiture-based settlements.

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JetBlue’s offer puts nearly all of the significant closing risk on Spirit stockholders. JetBlue’s conditions to the offer – which excuses JetBlue from consummating the offer if there is any decline in either the Dow Jones, the S&P 500 or the NASDAQ-100 Index by more than 10% from May 13, 2022 – subject Spirit stockholders to significant risk due to fluctuating market conditions and stock market volatility.

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Debt financing for an acquisition of Spirit by JetBlue remains questionable. According to JetBlue, the financing commitment letters have an expiration date 14 months from the date of the commitment letters, with certain possible extensions that are subject to (undisclosed) conditions. The Spirit Board believes the regulatory review and challenge process for any acquisition by JetBlue would likely require more than 14 months.

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This tender offer follows our recent announcement that the Spirit Board determined JetBlue’s prior unsolicited proposal did not constitute a ‘Superior Proposal’ as defined in our original merger agreement with Frontier.

•	Our Board believes in the value creation opportunity of combining the Spirit and Frontier which allows our stockholders to benefit from the industry recovery and the synergies created.

4.	What happens next?

•	On June 10, our stockholders will vote on the Frontier merger during a Special Meeting of Stockholders. Our Board recommends Spirit stockholders vote FOR the merger proposal.

•	The regulatory review process for our combination with Frontier has been proceeding as planned while the Board reviewed JetBlue’s proposal.

•	We will continue to keep you updated if, and when, there are developments.